UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

May 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 226406106		Page 2 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Eduardo Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

104,250,706
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

104,250,706
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,250,706
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No. 226406106		Page 3 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

104,250,706
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

104,250,706
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,250,706
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 226406106		Page 4 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

104,250,706
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

104,250,706
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,250,706
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 226406106		Page 5 of 22 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

This Amendment amends and restates the Schedule 13D filed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financeira y Agropecuaria (“Cresud”) an Argentine corporation, with the Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Schedule 13D”).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value 1.00 Peso per share (the “Cresud Common Stock”), of Cresud. The address of the principal executive office of Cresud is Moreno 877, 23rd Floor, (C1066AAD) Buenos Aires, Argentina.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“E. Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of IFIS Limited (“IFIS”), a limited liability company, organized under de laws of Bermuda and Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA” and together with E. Elsztain and IFIS, the “Reporting Persons”). E. Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda and IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Source and Amount of Funds or Other Consideration

The Cresud Common Stock beneficially owned by the Reporting Persons is composed of (i) 33,285,243 shares acquired for an aggregate purchase price of US$30,730,572.04, of which 12,385.846 shares included in the above figure result from the conversion of Units and the exercise of Warrants (ii) 14,947,078 Units and (iii) 6,142,106 Warrants. The Units may be converted into 29,434,970 shares of Cresud Common Stock and have the right to purchase 14,947,078 Warrants. Therefore, total Warrants owned by the Reporting Persons amounted to 21,089,184. In addition, the Warrants are exercisable on the last day of the fiscal quarter following such conversion and give the Reporting Persons the right to buy 41,530,492 shares of Cresud Common Stock at an exercise price of US$0.60936 per share representing a total amount of US$25,307,021.

The funds used to purchase the Cresud Common Stock were derived from IFISA’s working capital and a capital contribution received from IFIS, IFISA’s principal shareholder, which owns directly 99.975 % of IFISA and Consultores Venture Capital Limited owns the remaining 0.025% of IFISA. Consultores Venture Capital Limited is a Cayman Islands company controlled by E. Elsztain with an 85% ownership.

SCHEDULE 13D
CUSIP No. 226406106		Page 6 of 22 Pages

Item 4. Purpose of Transaction

The Reporting Persons sold 10,233,424 shares of Cresud Common Stock, which represent 3.2% of total Cresud Common Shares on a fully diluted basis as of May 11, 2006.

On May 2, 2006, IFIS converted 3,475,000 Units into 6,843,230 shares and 3,475, 000 Warrants were added to the portfolio.

On May 2, 2006, the reporting persons exercised it rights for 5,833,908 Warrants. Therefore, the equivalent of 11,488,594 shares of Cresud Common Stock will be credited on June 30, 2006.

As of May 11, 2006, E. Elsztain did not own directly any shares of Cresud Common Stock. Alejandro G. Elsztain owned 35,729 Warrants. Duriland owned 148,540 of Cresud Common Stock and 75,430 Warrants. Consultores Venture Capital Limited did not own any Units of Cresud’s Convertible Notes, and Dolphin Fund Plc., did not own any shares of Cresud Common Stock.

Additionally, the Warrants owned by Duriland and Alejandro G. Elsztain grant the right to purchase 218,903 shares of Cresud Common Stock (assuming all Warrants are exercised). Total shares resulting from the exercise of the Warrants provide E. Elsztain a beneficial ownership of 367,446 shares representing a 0.1% equity interest in Cresud on a fully diluted basis.

E. Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud and IRSA. E. Elsztain is the beneficial owner of 43.7% of the shares of IFIS. E. Elsztain owns directly 24.3% of IFIS and indirectly 2.5% through Duriland S.A., a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited own the remaining 0.025%. E. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. By virtue of his beneficial ownership of IFISA, IFIS and E. Elsztain are beneficial owners of all the shares of Cresud Common Stock held for the account of IFISA, which represents 32.5% of the fully total shares of Cresud Common Stock on a fully diluted basis.

Certain shareholders of IFIS gave a power of attorney to IFIS to sell their Cresud shares resulting from the conversion of Cresud Convertible Notes and the exercise of Warrants, which totaled 951,437 Cresud Convertible Notes.

As of May 11, 2006, IFIS completed on behalf of certain IFIS shareholders the sale of the remain position equivalent to 3,096,710 shares of Cresud Common Stock and exercised the totality of the Warrants. Additionally, IFIS shorted in behalf of IFIS shareholders 650,580 shares that will be covered at the time that the shares from the exercise of the Warrants and several positions will be credit.

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein), Warrants (as defined herein) and/or shares of Cresud Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D
CUSIP No. 226406106		Page 7 of 22 Pages

Item 5. Interests in Securities of the Issuer

As of May 11, 2006, assuming the full conversion of Cresud’s Notes and Warrants owned by the Reporting Persons as described in Item 6, IFISA would own 104,250,706 shares of Cresud Common Stock, representing 32.5% on a fully diluted basis.

The following is a detailed description of the Reporting Persons’ beneficial ownership and their relationship with Cresud:

(i) E. Elsztain by virtue of his position and voting power of IFIS may be deemed to beneficially own 43.7% of the shares of IFISA. E. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.5% through Duriland S.A., a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, E. Elsztain may be deemed to be the beneficial owner of 43.7% of the issued and outstanding shares of common stock of IFISA, which in turn owns, on a fully diluted basis, approximately 32.5% of the issued and outstanding shares of Cresud and approximately 2.1% of the issued and outstanding shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.1% of the issued and outstanding shares of APSA.

(ii) IFIS, as direct owner of 99.975% of the shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 32.3%.

(iii) IFISA would be the direct owner of 104,250,706 shares of Cresud Common Stock representing approximately 41.2% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

Given the foregoing, E. Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

1.	104,250,706 of the issued and outstanding shares of Cresud, representing 32.5% of all outstanding shares of Cresud.

E. Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

2.	210,138,900 of the issued and outstanding shares of IRSA, representing 36.3% of all outstanding shares of IRSA.

E. Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

3.	143,751,062 of the issued and outstanding shares of APSA, representing 65.1% of all outstanding shares of APSA.

As of May 11, 2006, assuming full conversion by the Reporting Persons of Cresud’s Notes and exercise of Cresud’s Warrants included in the Units owned by IFISA as discussed in Item 6, and assuming further that none of other Cresud’s shareholders convert their Notes, the Reporting Persons would control 41.3% of the outstanding shares Cresud Common Stock. Assuming the full conversion by the Reporting Persons of Cresud’s Notes and exercise of the Warrants included in the Units owned by IFISA as well as other Cresud’s shareholders, the Reporting Persons would control 32.5% of Cresud Common Stock.

SCHEDULE 13D
CUSIP No. 226406106		Page 8 of 22 Pages

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in Cresud Common Stock that were effected from the last filing dated as of March 31, 2006 to May 11, 2006 are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated October 11, 2002, contained in Cresud’s Registration Statement on Form F-3 No. 333-90476, filed with the Securities and Exchange Commission on June 14, 2002, Cresud offered (the “Offering”) rights to subscribe for an aggregate amount of 50,0000,000 Units (“Units”), each consisting of US$1.00 principal amount of Cresud’s 8% Convertible Notes due 2007 (each, a “Note”) and one non-detachable warrant (each, a “Warrant”) to purchase shares of Cresud Common Stock, for an aggregate amount of US$50,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

After December 13, 2002, holders of the Notes may convert, subject to certain conditions, such Notes into shares of Cresud Common Stock at a conversion price of US$0.5078 per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 14, 2007. Each Warrant entitles the holder to purchase such number of shares of Cresud Common Stock equal to the number of shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6093 per share of Cresud Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted.

As described in the Prospectus, pursuant to Argentine law and Cresud’s bylaws, Cresud was required to first offer the subscription rights contained in the Prospectus to all of Cresud’s existing holders of shares or ADSs. The subscription period for such holders expired on November 13, 2002. Thereafter, Cresud was permitted to sell any unsubscribed Units to third parties. On November 20, 2002 (the “Issuance Date”), the Reporting Persons purchased 23,848,296 Units for an aggregate purchase price of US$23,848,296. In addition, from December 2002 until April 2004 the Reporting Persons purchased 389,234 Units for an aggregate purchase price of US$720,791.01 and sold 284,505 Units for an aggregate selling price of US$335,490.40. Such Units became convertible (in the case of the Notes) commencing on December 14, 2002 and the Warrants are exercisable on the last day of the fiscal quarter following such conversion. On October 19, 2005, 2,982,384 Units were converted into 5,873,146 shares and 2,982,384 Warrants were added to the portfolio. In January 2006, IFIS distributed 2,975,000 Units to shareholders. On May 2, 2006, 3,475,000 Units were converted into 6,843,230 shares and 3,475, 000 Warrants will be added to the portfolio on June 30, 2006. Therefore, as of May 11, 2006, the remaining Units amounted to 14,947,078, which may be converted into an amount of 29,583,513 shares of Cresud Common Stock

SCHEDULE 13D
CUSIP No. 226406106		Page 9 of 22 Pages

(assuming all Notes are converted) and have the right to purchase 14,947,078 Warrants. Total Warrants owned by the Reporting Persons amounted to 21,089,184, which give the right to purchase 41,530,492 shares. Total shares resulting from the conversion of the Units and the exercise of the Warrants give the Reporting Persons a total of 70,965,463 shares representing a 22.1% equity interest in Cresud on a fully diluted basis. In the case that IFISA decided to exercise the Warrants, IFISA will have to pay an exercise price of US$0.60936 for each Warrant representing a total amount of US$25,307,021. Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons is a party.

Item 7. Material to Be Filed as Exhibits

None

SCHEDULE 13D
CUSIP No. 226406106		Page 10 of 22 Pages

Schedule A

1.	Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

2.	Saul Zang Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

3.	Mariana Renata Carmona de Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

4.	Alejandro Gustavo Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

SCHEDULE 13D
CUSIP No. 226406106		Page 11 of 22 Pages

Directors and Executive Officers of Inversiones Financieras del Sur S.A.

Directors

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

SCHEDULE 13D
CUSIP No. 226406106		Page 12 of 22 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Clarisa Diana Lifsic Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Gabriel Adolfo Resnik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Jorge Oscar Fernandez Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Susan Segal Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of United States of America

SCHEDULE 13D
CUSIP No. 226406106		Page 13 of 22 Pages

8.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

9.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 226406106		Page 14 of 22 Pages

Senior Management

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Alejandro Bartolomé Chief Production Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	José Luis Rinaldini Chief Subsidiaries Supervisor Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Alejandro Casaretto Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Carlos Blousson Chief Sales Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 226406106		Page 15 of 22 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in shares that were effected from the last filing dated as of March 31, 2006 to May 11, 2006

Annex 1

Eduardo S. Elsztain’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Eduardo S. Elsztain	Sell	4/3/2006	10,000	US$	14.95	Nasdaq
Eduardo S. Elsztain	Sell	4/5/2006	10,000	US$	14.94	Nasdaq
Eduardo S. Elsztain	Sell	4/6/2006	18,203	US$	15.36	Nasdaq
Eduardo S. Elsztain	Sell	4/7/2006	10,000	US$	15.80	Nasdaq
Eduardo S. Elsztain	Sell	4/10/2006	5,000	US$	16.10	Nasdaq
Eduardo S. Elsztain	Sell	4/18/2006	15,000	US$	15.28	Nasdaq
Eduardo S. Elsztain	Sell	4/21/2006	20,000	US$	17.49	Nasdaq
Eduardo S. Elsztain	Sell	4/24/2006	5,000	US$	18.03	Nasdaq
Eduardo S. Elsztain	Sell	4/24/2006	45,000	US$	17.97	Nasdaq
Eduardo S. Elsztain	Sell	4/25/2006	4,733	US$	18.40	Nasdaq

SCHEDULE 13D
CUSIP No. 226406106		Page 16 of 22 Pages

Alejandro G. Elsztain’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Alejandro G. Elsztain	Sell	4/6/2006	5,943	US$	14.75	Nasdaq
Alejandro G. Elsztain	Sell	4/6/2006	10,000	US$	15.00	Nasdaq
Alejandro G. Elsztain	Sell	4/13/2006	4,070	US$	15.91	Nasdaq
Alejandro G. Elsztain	Sell	4/24/2006	5,000	US$	16.71	Nasdaq
Alejandro G. Elsztain	Sell	4/24/2006	5,000	US$	17.22	Nasdaq

Dolphin Fund’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Dolphin Fund	Sell	4/3/2006	7,559	US $	14.94	Nasdaq
Dolphin Fund	Sell	4/5/2006	10,000	US $	14.86	Nasdaq
Dolphin Fund	Sell	4/6/2006	20,000	US$	15.37	Nasdaq
Dolphin Fund	Sell	4/7/2006	7,500	US $	15.78	Nasdaq
Dolphin Fund	Sell	4/10/2006	3,000	US $	15.90	Nasdaq
Dolphin Fund	Sell	4/11/2006	3,351	US $	15.85	Nasdaq
Dolphin Fund	Sell	4/12/2006	1,500	US$	14.94	Nasdaq
Dolphin Fund	Sell	4/18/2006	12,067	US $	15.09	Nasdaq
Dolphin Fund	Sell	4/21/2006	17,433	US $	17.52	Nasdaq
Dolphin Fund	Sell	4/21/2006	613	US $	17.55	Nasdaq
Dolphin Fund	Sell	4/24/2006	9,489	US $	17.98	Nasdaq
Dolphin Fund	Sell	4/24/2006	33,887	US $	17.98	Nasdaq
Dolphin Fund	Sell	4/25/2006	19,581	US$	18.53	Nasdaq

Consultores Venture Capital’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
CVC	Sell	4/11/2006	10,000	US$	15.45	Nasdaq
CVC	Sell	4/12/2006	10,000	US$	15.85	Nasdaq
CVC	Sell	4/13/2006	2,000	US$	15.80	Nasdaq
CVC	Sell	4/26/2006	2,000	US $	15.30	Nasdaq
CVC	Sell	4/27/2006	2,000	US $	15.02	Nasdaq
CVC	Sell	4/27/2006	12,066	US $	15.09	Nasdaq
CVC	Sell	4/28/2006	65,321	US $	17.52	Nasdaq

SCHEDULE 13D
CUSIP No. 226406106		Page 17 of 22 Pages

Saul Zang’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Saúl Zang	Sell	4/3/2006	1,000	US$	14.05	Nasdaq
Saúl Zang	Sell	4/6/2006	2,000	US$	15.01	Nasdaq
Saúl Zang	Sell	4/6/2006	2,342	US$	15.02	Nasdaq
Saúl Zang	Sell	4/17/2006	780	US$	15.25	Nasdaq

Clarisa Lifsic’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of shares	Price per share	Place
Clarisa Lifsic	Sell	4/3/2006	40,000	Ps. 4.43	BCBA

Alejandro Casaretto’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of shares	Price per share	Place
Alejandro Casaretto	Sell	4/6/2006	2,000	Ps. 4.50	BCBA
Alejandro Casaretto	Sell	4/24/2006	13,000	Ps. 4.88	BCBA
Alejandro Casaretto	Sell	4/26/2006	5,000	Ps. 5.10	BCBA
Alejandro Casaretto	Sell	4/27/2006	5,000	Ps. 5.50	BCBA

SCHEDULE 13D
CUSIP No. 226406106		Page 18 of 22 Pages

IFISA’s transactions in Cresud

Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Sell	5/4/2006	4,825	US$	19.20	Nasdaq
Sell	4/21/2006	29,000	US$	17.47	Nasdaq
Sell	4/21/2006	13,600	US$	17.93	Nasdaq
Sell	4/24/2006	38,145	US$	17.98	Nasdaq
Sell	4/24/2006	2,855	US$	17.98	Nasdaq
Sell	4/25/2006	9,654	US$	18.72	Nasdaq
Sell	4/25/2006	3,900	US$	18.72	Nasdaq
Sell	4/25/2006	6,446	US$	18.72	Nasdaq
Sell	4/26/2006	7,000	US$	17.57	Nasdaq
Sell	4/27/2006	5,688	US$	17.39	Nasdaq
Sell	4/28/2006	649	US$	17.40	Nasdaq
Sell	4/28/2006	4,300	US$	17.40	Nasdaq
Sell	4/28/2006	15,800	US$	17.40	Nasdaq
Sell	4/28/2006	4,651	US$	17.40	Nasdaq
Sell	5/2/2006	19,149	US$	19.01	Nasdaq
Sell	5/2/2006	13,800	US$	19.01	Nasdaq
Sell	5/2/2006	6,550	US$	19.01	Nasdaq
Sell	5/2/2006	6,830	US$	19.01	Nasdaq
Sell	5/2/2006	10,800	US$	19.01	Nasdaq
Sell	5/2/2006	871	US$	19.01	Nasdaq
Sell	5/4/2006	61,700	US$	19.19	Nasdaq
Sell	5/5/2006	35,300	US$	18.60	Nasdaq
Sell	5/8/2006	83,100	US$	19.16	Nasdaq
Sell	5/9/2006	33,000	US$	19.99	Nasdaq
Sell	5/10/2006	18,700	US$	18.98	Nasdaq
Sell	5/11/2006	30,000	US$	18.73	Nasdaq
Sell	5/3/2006	54,711	US$	18.52	Nasdaq
Sell	5/8/2006	15,000	US$	19.22	Nasdaq
Sell	5/9/2006	9,992	US$	20.30	Nasdaq
Sell	5/2/2006	39,649	US$	18.93	Nasdaq
Sell	5/2/2006	15,309	US$	18.83	Nasdaq

SCHEDULE 13D
CUSIP No. 226406106		Page 19 of 22 Pages

IFISA’s transactions in Cresud

Transaction Type	Trade Date	Amount of shares	Price per Share	Place
Sell	5/5/2006	524	Ps. 5.72	Buenos Aires Stock Exchange

SCHEDULE 13D
CUSIP No. 226406106		Page 20 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 9, 2006

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D
CUSIP No. 226406106		Page 21 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 9, 2006

IFIS Limited

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D
CUSIP No. 226406106		Page 22 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED June 9, 2006

Inversiones Financieras del Sur S.A.

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board